UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 FORM 10-SB

                General Form for Registration of Securities
                         of Small Business Issuers
                       Under Section 12(b) or (g) of
                    the Securities Exchange Act of 1934


                             COPPER CORPORATION
         -------------------------------------------------------
                      (Name of Small Business Issuer)



        Colorado                                             84-1493157
   ------------------                                     ---------------
(State or Other Jurisdiction of                         (I.R.S. Employer
Incorporation or Organization)                          Identification Number)



                   7899 West Frost Drive, Littleton, CO 80128
         ------------------------------------------------------------
          (Address of Principal Executive Offices including Zip Code)

                              303/979-3224
                              ____________
                      (Issuer's Telephone Number)



Securities to be Registered Under Section 12(b) of the Act:  None


Securities to be Registered Under Section 12(g) of the Act:
                   Common Stock, No Par Value
                        (Title of Class)



                                   PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

     Copper Corporation (the "Company"), was incorporated on April 9, 1998 under the laws of the State of Colorado to engage in any lawful corporate undertaking, including selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date; its only activity has been issuing shares to its original shareholders.

     The Company will attempt to locate and negotiate with a business entity for the merger of that target company into the Company. Such a target company may wish to become a subsidiary of the Company or may wish to contribute assets to the Company rather than merge. No assurances can be given that the Company will be successful in locating, negotiating, or merging with any target company, or that the terms of a proposed business combination may be acceptable.

     The Company has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company whose securities are qualified for trading in the United States secondary market.

     There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These benefits are commonly thought to include the following:

            * the ability to use registered securities to acquire assets or businesses;
            *         increased visibility in the marketplace;
            *         ease of borrowing from financial institutions;
            *         improved stock trading efficiency;
            *         shareholder liquidity;
            *         facilitating the raising of additional capital;
            *         compensation of key employees through stock options;
            *         enhanced corporate image;
            *         a public presence in the United States capital market.

     Target companies interested in a business combination with the Company may include:

            * a company for whom a primary purpose of becoming public is the use of its securities for the acquisition of other assets or businesses;



                                       2



            * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

            * a company which desires to become public with less dilution of its common stock than would occur upon an underwriting;

            * a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

            * a foreign company which may wish an initial entry into the United States securities market;

            * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

            * a company seeking one or more of the other mentioned perceived benefits of becoming a public company.

     A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the election by the target business of its own management and board of directors.

     The proposed business activities described herein classify the Company as a "blank check" company. See "GLOSSARY". The Securities and Exchange Commission and many states have enacted statutes, rules and regulations
limiting the sale of securities of blank check companies.   Other than
applying for a trading symbol and pre-clearing of the Company's shares for trading, management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. All of the shares currently issued are restricted and are not presently eligible for trading.

     The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934.



                                       3



     The Company's business is subject to numerous risk factors, including the following:

     WE HAVE NO OPERATING HISTORY, NO REVENUES, AND MINIMAL ASSETS. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources.
The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

     THE NATURE OF OUR PROPOSED OPERATIONS IS SPECULATIVE. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management intends to seek business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination the success of the Company's operations may be dependent upon the management, operations, and financial condition of the target company. These and numerous other factors are beyond the Company's control.

     THERE IS A SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company. Consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

     WE HAVE NO AGREEMENT FOR ANY BUSINESS COMBINATION OR OTHER TRANSACTION. The Company has no arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a business entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved to consider a business combination with it. Accordingly, the Company may enter into a business combination with a business entity having no significant



                                       4



operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

     OUR MANAGEMENT HAS ONLY A LIMITED TIME COMMITMENT TO THE COMPANY. Our president has several business interests and will devote a limited amount of his time to the Company's business. While seeking a business combination, management anticipates devoting up to ten hours per month to the business of the Company. The Company's sole officer has not entered into a written employment agreement with the Company and he is not expected to do so in the foreseeable future. We have not obtained key man life insurance on our officer and director. Notwithstanding the combined limited experience and time commitment of management, loss of the services of this individual would adversely affect development of the Company's business and its likelihood of continuing operations. See "MANAGEMENT."

     OUR SOLE OFFICER AND DIRECTOR MAY HAVE CONFLICTS OF INTEREST WITH THE BUSINESS OF OUR COMPANY. The Company's officer and director participates in other business ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which any member of management serves as an officer, director or partner, or in which they or their family members own or hold any ownership interest. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS - CONFLICTS OF INTEREST."

     BEING A REPORTING COMPANY COMPLICATES AND COULD DELAY AN ACQUISITION.
Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires us to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

     WE HAVE A LACK OF MARKET RESEARCH AND NO MARKETING ORGANIZATION. We have neither conducted, nor have others made available to us, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for the type of merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

     WE WILL ONLY ENGAGE IN A SINGLE ACQUISITION. The Company's proposed operations, even if successful, will in all likelihood result in the Company



                                       5



engaging in a business combination with only one business entity. Consequently, the Company's activities will be limited to those engaged in by the business entity which the Company merges with or acquires. Our inability to diversify our activities into a number of areas may subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with those operations.

     CERTAIN REGULATIONS MAY APPLY TO OUR OPERATIONS. Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have not obtained a formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. If we inadvertently violate such Act, we could be subjected to material adverse consequences.

     THERE WILL BE A CHANGE IN MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require our Management to sell or transfer all or a portion of the Company's common stock held by them, and to resign as directors and officers of the Company. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

     THE PLAN OF OPERATION PROVIDES FOR SUBSTANTIAL DILUTION TO OUR EXISTING SHAREHOLDERS AS A RESULT OF A MERGER. Our plan of operation is based upon a business combination with a business entity which, in all likelihood, will result in the Company issuing securities to shareholders of such business entity. The issuance of previously authorized and unissued common stock of the Company would result in a reduction in percentage of shares owned by the present shareholders of the Company and would most likely result in a change in control or management of the Company.

     WE MAY NOT BE ABLE TO ENGAGE IN A TAX FREE ACQUISITION. We intend to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity. However, there can be no assurance that such a business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on the parties to the transaction and therefore the transaction itself.



                                       6



     THE REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES. Management of the Company will require any potential business combination entity to provide audited financial statements. One or more attractive prospects may choose to forego the possibility of a business combination with the Company rather than incur the expenses associated with preparing audited financial statements.

     Such audited financial statements may not be immediately available. In such case, the Company intends to obtain certain assurances as to the target company's assets, liabilities, revenues and expenses prior to consummating a business combination, with further assurances that an audited financial statement will be provided after closing of such a transaction. Closing documents relative thereto will include representations that the audited financial statements will not materially differ from the representations included in such closing documents.

ITEM 2.  PLAN OF OPERATION.

     The Company intends to merge with or acquire a business entity in exchange for the Company's securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. The Company's sole officer and director has not engaged in any negotiations with any representative of any entity regarding the possibility of an acquisition or merger between the Company and such other entity.

     The Company anticipates seeking out a target business through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Such persons will have no relationship to management.

     The Company has no full time employees. The Company's president has agreed to allocate a portion of his time to the activities of the Company, without compensation. The president anticipates that the business plan of the Company can be implemented by his devoting approximately 10 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS."

     Management is currently involved in creating other blank check companies which have a business purpose similar to that of the Company. Akid Corporation, an entity similar to the Company in all respects, filed its Form 10-SB with the Securities and Exchange Commission on September 15, 1999. A conflict may arise in the event that said company or another blank check company with which management is affiliated is formed and actively seeks a target business. Management anticipates that target businesses will be located for the Company and other blank check companies in chronological order



                                       7



of the date of formation of such blank check companies. A target business may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation. See "ITEM 5, DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--CONFLICTS OF INTEREST."

     The Articles of Incorporation of the Company provide that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification.

GENERAL BUSINESS PLAN

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See "FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, and providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.



                                       8



     The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The officer and director of the Company has not conducted market research and is not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business entity.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company, who is not a professional business analyst. In analyzing prospective business opportunities, management will consider such matters as available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable, but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. Management will meet personally with management and key personnel of the target business entity as part of its investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Exchange Act requires that any merger or acquisition candidate comply with all certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within a reasonable period of time after closing of the proposed transaction.

     Management of the Company will in all likelihood not be experienced in matters relating to the business of a target company, and will rely upon its own experience in accomplishing the business purposes of the Company. It is anticipated that outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has limited cash assets with which to pay such an obligation.

     The Company will not restrict its search to any specific kind of firm, but may acquire a venture which is in its preliminary or development stage, one which is already in operation, or in a more mature stage of its corporate existence. The acquired business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated the merger or acquisition transaction.



                                       9



ACQUISITION OF OPPORTUNITIES

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction it is probable that the present Management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's director, as part of the terms of the acquisition transaction, likely will be required to resign and be replaced by one or more new directors without a vote of the Company's shareholders.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market may have a depressive effect on the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

     While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code").

     With respect to any merger or acquisition, negotiations with target company management are expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, will




                                       10



outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, and will include miscellaneous other terms.

     The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

     Shareholder Corporate Management Services, Inc. has agreed that it will advance to the Company any additional funds which the Company needs for operating capital and for costs in connection with searching for or completing an acquisition or merger. Such advances will be made without expectation of repayment unless the owners of the business which the Company acquires or merges with agree to repay all or a portion of such advances. There is no minimum or maximum amount such shareholder will advance to the Company. The Company will not borrow any funds for the purpose of repaying advances made by such shareholder, and the Company will not borrow any funds to make any payments to the Company's promoters, management or their affiliates or associates.

     The Company has adopted a policy that it will not seek an acquisition or merger with any entity in which the Company's officer, director, and controlling shareholder or any affiliate or associate serves as an officer or director or holds any ownership interest.

COMPETITION

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's extremely limited financial resources and limited management availability, it will continue to be at a significant competitive disadvantage compared to its competitors.

ITEM 3.  DESCRIPTION OF PROPERTY.

     The Company has no properties and at this time has no agreements to acquire any properties. The Company currently occupies offices in the home of



                                       11



its sole officer and director at no cost to the Company. The Company has valued this service at $100 per month. Mr. Andrews has agreed to continue this arrangement until the Company completes an acquisition or merger.

     The Company has no present plans to acquire any assets or make any investments prior to completing a business combination.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth, as of April 30, 2001, each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

                                        Amount and Nature
Name and Address                        of Beneficial            Percentage
of Beneficial Owner                     Ownership                of Class
-------------------------               ------------------       -------------

Corporate Management Services, Inc. (1) 1,000,000                81.3%
7899 West Frost Dr.
Littleton, CO  80128

George G. Andrews (2)                   1,010,000                82.1%
7899 West Frost Dr.
Littleton, CO  80128

Barbara Davidson (3)                    1,005,000                81.7%
2171 Jonathan Pl.
Boulder, CO  80304

All Executive Officers
and Directors as a
Group (1 Person)                        1,010,000                82.1%


     (1) Corporate Management Services, Inc. ("CMS") is controlled by George Andrews and Barbara Davidson each of whom own 50% of the outstanding stock.
     (2)  Includes the shares of CMS and 5,000 shares owned by his spouse.
     (3)  Includes the shares of CMS.



                                       12



ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The Company has one Director and Officer as follows:

Name                            Age            Positions and Offices Held
-------                         -----          -------------------------------
George G. Andrews               76             President and Director

     There are no agreements or understandings for the officer and director to resign at the request of another person. Said officer and director is not acting on behalf of or at the direction of any other person.


     George Andrews has been the sole officer, director, and employee of the Company since its inception, and is now serving his third consecutive one-year term. Mr. Andrews is also an officer, director, and employee of Akid Corporation, an entity similar in all respects to the Company, which filed its Form 10-SB with the Securities and Exchange Commission on September 15, 1999. Mr. Andrews has been a director of GREKA Energy Corporation, a publicly traded company since April, 1998. Mr. Andrews has been a consultant and private investor since his retirement from the oil and gas industry in 1987. From 1982 until 1987 he was employed as corporate Vice President of Intercontinental Energy Corporation of Englewood, Colorado directing the company's land acquisition, lease and management operations. Between June 1981 and November 1982 Mr. Andrews was Vice President of Shelter Hydrocarbons, Inc. of Denver, Colorado where he directed all land management and operation procedures including contract systems and negotiations of acquisition agreements. From 1979 to June of 1981 Mr. Andrews was Senior Landman for the National Cooperative Refinery Association in Denver, Colorado where he was responsible for negotiation and acquisition of oil and gas leases, certifying title requirements and ongoing daily operations. Mr. Andrews obtained his Bachelor of Science degree from the University of Tulsa, Tulsa, Oklahoma in 1947 where he majored in Economics.

     Mr. Andrews is involved with other blank check companies filing under the Securities Act or under the Exchange Act.

CONFLICTS OF INTEREST

     The Company's officer and director has organized other companies of a similar nature and with a similar purpose as the Company, including Akid Corporation, an entity similar in all respects to the Company, which filed its Form 10-SB with the Securities and Exchange Commission on September 15, 1999. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Since the officer and director is engaged in other business activities, Management anticipates that it will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal for opportunities that come to Management's



                                       13



attention insofar as such opportunities may relate to the Company's proposed business operations.

     A conflict may arise in the event that another blank check company with which Management is affiliated is formed and actively seeks a target business. It is anticipated that target businesses will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies. A target business may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

     Mr. Andrews intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. Andrews would not attend to other matters prior to those of the Company. Mr. Andrews projects that initially approximately ten hours per month of his time may be spent locating a target business. This amount of time would increase when the analysis of, and negotiations and consummation with, a target business are conducted.

     The terms of a business combination may provide for a payment by cash or otherwise to CMS for the purchase of its common stock of the Company by a target business. Mr. Andrews would directly benefit from such payment. Such benefits may influence Mr. Andrews' choice of a target business.

     Management may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target business to the Company where that reference results in the consummation of a business combination. The amount of any finder's fee will be subject to negotiation and cannot be estimated at this time. No finder's fee of any kind will be paid to the management of the Company or to their associates or affiliates. No loans of any type have, or will be, made to management or promoters of the Company or to any of their associates or affiliates.

     The Company's officer and director and his affiliates and associates have not had any negotiations with any representatives of the owners of any target business or company regarding the possibility of a business combination.

     The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management or promoters of the Company or any affiliates or associates have any interest, direct or indirect.

     Management has adopted certain policies involving possible conflicts of interest, including prohibiting any of the following transactions involving management or their affiliates or associates:



                                       14



     (i)    Any lending by the Company to such persons;

     (ii) The issuance of any additional securities to such persons prior to a business combination;

     (iii) Entering into any business combination or acquisition of assets in which such persons have any interest, direct or indirect; or

     (iv)   The payment of any finder's fees to such persons.

     These policies have been adopted by the Board of Directors of the Company, and any changes in these provisions would require the approval of the Board of Directors. Management does not intend to propose any such changes and does not anticipate that any such changes to these policies will occur.

     There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the shareholders. However, any attempt by shareholders to enforce a liability of management to the Company would most likely be prohibitively expensive and time consuming.

INVESTMENT COMPANY ACT OF 1940

     Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in a business combination which results in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

ITEM 6.  EXECUTIVE COMPENSATION.

     The Company's sole officer and director does not receive any compensation for services rendered to the Company, nor has he received such compensation in the past. As of the date of this registration statement, the Company has no funds available to pay its officer and director. Further, the officer and director is not accruing any compensation pursuant to any agreement with the Company.



                                       15



     The officer and director of the Company will not receive any finder's fee, either directly or indirectly, as a result of his efforts to implement the Company's business plan outlined herein.

     No retirement, pension, profit sharing, stock option, insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     On April 11, 1998, the Company issued a total of 1,000,000 shares of Common Stock to the following persons for services valued at $500:

Name                                 Number of Total Shares    Consideration
-------                              ------------------------  -------------
Corporate Management Services, Inc.  1,000,000                 Services valued
                                                               at $500

     The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which the Company's officer, director, or shareholders or their affiliates or associates will serve as an officer or director or hold any ownership interest. The proposed business activities described herein classify the Company as a "blank check" company. See "GLOSSARY". The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein.

ITEM 8.  DESCRIPTION OF SECURITIES.

     The authorized capital stock of the Company consists of 20,000,000 shares of common stock, no par value and 5,000,000 shares of preferred stock, no par value. The following statements relating to the capital stock are summaries and do not purport to be complete. Reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Articles of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

     Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding



                                       16



shares of common stock are, and the shares of common stock offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable.

     Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

     The Company's Articles of Incorporation authorizes the issuance of 5,000,000 shares of preferred stock, no par value, of which no shares have been issued. The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Colorado, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholder. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholder and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

     The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. The Company has no present plans to issue any preferred stock.



                                       17



DIVIDENDS

     The Company does not expect to pay dividends. Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends in the foreseeable future.

Glossary

"Blank Check" Company      As defined in Section 7(b)(3) of the Securities
                           Act, a "Blank Check" Company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing
                           "penny stock" securities as defined in Rule 3a51-
                           1 of the Exchange Act.

Exchange Act               The Securities Exchange Act of 1934, as amended.

Securities Act             The Securities Act of 1933, as amended.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     There is no trading market for the Company's common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     (a) Market Price. The Company's common stock is not quoted at the present time.

     The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:



                                       18



     (i) that a broker or dealer approve a person's account for transactions in penny stocks; and

     (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

     (i) obtain financial information and investment experience and objectives of the person; and

     (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form:

     (i) sets forth the basis on which the broker or dealer made the suitability determination; and

     (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     The National Association of Securities Dealers, Inc. (the "NASD"), which administers the NASDAQ Stock Market, has recently adopted changes in the criteria for initial and continued eligibility for listing on the NASDAQ Stock Market. In order to qualify for listing on the NASDAQ SmallCap Market, a company must have at least:

     (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000;

     (ii) public float of 1,000,000 shares with a market value of $5,000,000;



                                       19



     (iii)a bid price of $4.00;

     (iv) three market makers;

     (v)  300 shareholders; and

     (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization.

For continued listing on the NASDAQ SmallCap Market, a company must have at least:

     (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000;

     (ii) a public float of 500,000 shares with a market value of $1,000,000;

     (iii)a bid price of $1.00;

     (iv) two market makers; and

     (v)  300 shareholders.

     There can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on the NASDAQ SmallCap Market or a national or regional exchange, or be able to sustain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification may result in the discontinuance of the inclusion of the Company's securities in such listing. In such event, trading, if any, in the Company's securities may then continue in the over-the-counter market. In such case, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     (b) Holders. As of April 30, 2001, there were 47 shareholders of the Company's Common Stock. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933.

     (c) Dividends. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2.  LEGAL PROCEEDINGS.

     There is no litigation pending or threatened by or against the Company.



                                       20



ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     During the past three years, the Company has sold securities which were not registered as follows:

                                 NUMBER OF
DATE             NAME            SHARES         CONSIDERATION
----             ----            ------         -------------

(1) April 11,
    1998         CMS (1)         1,000,000      Services valued at $500

(2) April 22,
    1998 -
    August 26,
    1998         46 Shareholders 230,000        $2,300
________

     (1) Mr. Andrews, the sole officer and director of the Company, is the sole director and a 50% shareholder of CMS.

     With respect to the sales made, the Company relied on Section 4(2) of the Securities Act of 1933, as amended and qualified under the Blue Sky laws of the various limited number of states in which investors resided.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 7-109-102 of the Business Corporation Act of the State of Colorado provides that a Colorado corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against expenses incurred in any action, suit or proceeding. The Articles of Incorporation and the By-Laws of the Company provide for indemnification of directors and officers to the fullest extent permitted by the Business Corporation Act of the State of Colorado.

     The Business Corporation Act of the State of Colorado provides that articles of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director:



                                       21



     (i) for any breach of the director's duty of loyalty to the corporation or its stockholders;

     (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     (iii)under Section 7-106-401 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the Business Corporation Act of the State of Colorado; or

     (iv) for any transaction from which the director derived an improper personal benefit.

The Company's Articles of Incorporation contain such a provision.

                                  PART F/S

     Financial Statements.

     Attached are audited financial statements for the Company for the period ended July 31, 2001. The following financial statements are attached to this report and filed as a part thereof.

     1) Index to Financial Statements
     2) Independent Auditors' Report
     3) Balance Sheets
     4) Statements of Operations
     5) Statement of Shareholders' Equity
     6) Statements of Cash Flows
     7) Notes to Financial Statements



                                       22



                              COPPER CORPORATION
                        (A Development Stage Company)

                        Index to Financial Statements

                                                                      Page
                                                                    --------
Independent auditors' report.......................................   F-2
Balance sheets, April 30, 2001 and July 31, 2001 (unaudited).......   F-3
Statements of operations, for the years ended April 30, 2001 and
  2000, from April 8, 1998 (inception) through April 30, 2001, for the three months ended July 31, 2001 (unaudited) and 2000
  (unaudited), and from April 8, 1998 (inception) through July 31,
  2001 (unaudited).................................................   F-4
Statement of shareholders' equity, from April 8, 1998 (inception)
  through April 30, 2001, and from May 1, 2001 through July 31, 2001
  (unaudited)......................................................   F-5
Statements of cash flows, for the years ended April 30, 2001 and
  2000, from April 8, 1998 (inception) through April 30, 2001, for the three months ended July 31, 2001 (unaudited) and 2000
  (unaudited), and from April 8, 1998 (inception) through July 31,
  2001 (unaudited).................................................   F-6
Notes to financial statements......................................   F-7



                                       F-1



                         Independent Auditors' Report

To the Board of Directors and Shareholders
Copper Corporation


We have audited the balance sheet of Copper Corporation (a development stage company) as of April 30, 2001 and the related statements of operations, shareholders' equity and cash flows for the years ended April 30, 2001 and 2000, and for the period from April 9, 1998 (inception) through April 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Copper Corporation as of April 30, 2001, and the related statements of operations and cash flows for the years ended April 30, 2001 and 2000, and for the period from April 9, 1998 (inception) through April 30, 2001 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company has incurred losses since inception and has no cash at April 30, 2001. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Cordovano and Harvey, P.C
Denver, Colorado
July 6, 2001



                                       F-2



                              COPPER CORPORATION
                        (A Development Stage Company)

                                Balance Sheets

                                                 April 30,       July 31,
                                                   2001            2001
                                               -------------   ------------
                                                                (Unaudited)
Assets
Cash.........................................  $          -    $       500
Due from affiliate (Note A)..................         1,776          1,276
                                               -------------   ------------

                                               $      1,776    $     1,776
                                               =============   ============

Liabilities and shareholders' equity
Liabilities:
  Accrued expenses...........................  $      1,500    $     1,750
                                               -------------   ------------

Shareholders' equity (Note D):
  Preferred stock, no par value; 5,000,000
    shares authorized; -0- and -0- shares
    issued and outstanding, respectively.....             -              -
  Common stock, no par value; 20,000,000
    shares authorized; 1,230,000 and
    1,230,000 shares issued and outstanding,
    respectively.............................         2,672          2,672
  Additional paid-in capital.................         3,700          4,000
  Deficit accumulated during development stage       (6,096)        (6,646)
                                               -------------   ------------
                    Total shareholders' equity          276             26
                                               -------------   ------------
                                               $      1,776    $     1,776
                                               =============   ============



                See accompanying notes to financial statements
                                       F-3





























                                                               COPPER CORPORATION
                                                         (A Development Stage Company)

                                                           Statements of Operations
                                                                          April 8,                                       April 8,
                                                                            1998                                           1998
                                              For the Years Ended       (inception)     For the Three Months Ended      (inception)
                                                    April 30,             Through                July 31,                 Through
                                            -----------------------       April 30,   ------------------------------      July 31,
                                              2001           2000           2001        2001                  2000          2001
                                            --------       --------     -----------   --------              --------    -----------
                                                                                     (Unaudited)           (Unaudited)  (Unaudited)
Costs and expenses:
  Stock-based compensation (Note B):
    Organization costs...................   $        -     $        -   $      500    $        -            $        -  $      500
  Contributed rent (Note B)..............        1,200          1,200        3,700           300                   300       4,000
  General and administrative.............        1,500            156        2,012           250                     -       2,262
                                            -----------    -----------  -----------   -----------           ----------- -----------
                    Total cost and expenses     (2,700)        (1,356)      (6,212)         (550)                 (300)     (6,762)

Interest income..........................            5             40          116             -                     5         116
                                            -----------    -----------  -----------   -----------           ----------- -----------
               Net loss before income taxes     (2,695)        (1,316)      (6,096)         (550)                 (295)     (6,646)

Income taxes (Note C)....................            -              -            -             -                     -           -
                                            -----------    -----------  -----------   -----------           ----------- -----------

                                   Net loss $   (2,695)    $   (1,316)  $   (6,096)   $     (550)           $     (295) $   (6,646)
                                            ===========    ===========  ===========   ===========           =========== ===========

Basic and diluted loss per common share..   $      *       $      *                   $      *              $      *
                                            ===========    ===========                ===========           ===========
Basic and diluted weighted average common
  shares outstanding.....................    1,230,000      1,230,000                  1,230,000             1,230,000
                                            ===========    ===========                ===========           ===========

*   Less than $.01 per share


                  See accompanying notes to financial statements
                                       F-4



                                                               COPPER CORPORATION
                                                         (A Development Stage Company)

                                                      Statement of Shareholders' Equity

                                             April 8, 1998 (inception) through April 30, 2001
                                             and May 1, 2001 through July 31, 2001 (Unaudited)
                                                                                                             Deficit
                                                                                                           Accumulated
                                             Preferred stock           Common Stock          Additional     During the
                                        ------------------------ ------------------------      Paid-In     Development
                                          Shares     Par Value     Shares     Par Value        Capital        Stage         Total
                                        ---------- ------------- ---------- -------------   ------------  -------------   ---------
Beginning balance, April 9, 1998.......         -  $        -            -  $        -      $        -    $        -      $      -
April 1998, common stock issued in
  exchange for services and in
  connection with organizing the
  Company (Note B).....................         -           -    1,000,000         500               -             -           500
Contributed rent (Note B)..............         -           -            -           -             100             -           100
Net loss for the period ended
  April 30, 1998.......................         -           -            -           -               -          (687)         (687)
                                        ---------- ------------- ---------- -------------   ------------  -------------   ---------
                BALANCE, APRIL 30, 1998         -           -    1,000,000         500             100          (687)          (87)

May 1998, common stock issued for cash,
  net of $128 of offering costs
  (Note A).............................         -           -      230,000       2,172               -             -         2,172
Contributed rent (Note B)..............         -           -            -           -           1,200             -         1,200
Net loss for year ended April 30, 1999.         -           -            -           -               -        (1,398)       (1,398)
                                        ---------- ------------- ---------- -------------   ------------  -------------   ---------
                BALANCE, APRIL 30, 1999         -           -    1,230,000       2,672           1,300        (2,085)        1,887

Contributed rent (Note B)..............         -           -            -           -           1,200             -         1,200
Net loss for year ended April 30, 2000.         -           -            -           -               -        (1,316)       (1,316)
                                        ---------- ------------- ---------- -------------   ------------  -------------   ---------
                BALANCE, APRIL 30, 2000         -           -    1,230,000       2,672           2,500        (3,401)        1,771

Contributed rent (Note B)..............         -           -            -           -           1,200             -         1,200
Net loss for year ended April 30, 2001.         -           -            -           -               -        (2,695)       (2,695)
                                        ---------- ------------- ---------- -------------   ------------  -------------   ---------
                BALANCE, APRIL 30, 2001         -           -    1,230,000       2,672           3,700        (6,096)          276

Contributed rent (unaudited) (Note B)..         -           -            -           -             300             -           300
Net loss for three months ended
  July 31, 2001 (unaudited)............         -           -            -           -               -          (550)         (550)
                                        ---------- ------------- ---------- -------------   ------------  -------------   ---------
     BALANCE, JULY 31, 2001 (unaudited)         -  $        -    1,230,000  $    2,672      $    4,000    $   (6,646)     $     26
                                        ========== ============= ========== =============   ============  =============   =========

                  See accompanying notes to financial statements
                                       F-5



                                                               COPPER CORPORATION
                                                         (A Development Stage Company)

                                                           Statements of Cash Flows
                                                                          April 8,                                       April 8,
                                                                            1998                                           1998
                                              For the Years Ended       (inception)     For the Three Months Ended      (inception)
                                                    April 30,             Through                July 31,                 Through
                                            -----------------------       April 30,   ------------------------------      July 31,
                                              2001           2000           2001        2001                  2000          2001
                                            --------       --------     -----------   --------              --------    -----------
                                                                                     (Unaudited)           (Unaudited)  (Unaudited)
Cash flows from operating activities:
  Net loss...............................   $   (2,695)    $   (1,316)  $   (6,096)   $     (550)           $     (295) $   (6,646)
  Transactions not requiring cash:
    Common stock issued for services.....            -              -          500             -                     -         500
    Office space contributed by an
      affiliate (Note B).................        1,200          1,200        3,700           300                   300       4,000
    Changes in operating assets and
      operating liabilities:
      Due from affiliate.................           (5)           384       (1,776)          500                    (5)     (1,276)
      Accounts payable and accrued expenses      1,500           (268)       1,500           250                     -       1,750
                                            -----------    -----------  -----------   -----------           ----------- -----------
      Net cash used in operating activities          -              -       (2,172)          500                     -      (1,672)
                                            -----------    -----------  -----------   -----------           ----------- -----------

Cash flows from financing activities:
  Proceeds from sale of common stock
    (Note A).............................            -              -        2,300             -                     -       2,300
  Payments for offering costs............            -              -         (128)            -                     -        (128)
                                            -----------    -----------  -----------   -----------           ----------- -----------
  Net cash provided by financing activities          -              -        2,172             -                     -       2,172
                                            -----------    -----------  -----------   -----------           ----------- -----------

                         Net change in cash          -              -            -           500                     -         500
Cash, beginning of period................            -              -            -             -                     -           -
                                            -----------    -----------  -----------   -----------           ----------- -----------

                        Cash, end of period $        -     $        -   $        -    $      500            $        -  $      500
                                            ===========    ===========  ===========   ===========           =========== ===========

Supplemental disclosure of cash flow information:
  Cash paid during the period for:
    Interest.............................   $        -     $        -   $        -    $        -            $        -  $        -
                                            ===========    ===========  ===========   ===========           =========== ===========
    Income taxes.........................   $        -     $        -   $        -    $        -            $        -  $        -
                                            ===========    ===========  ===========   ===========           =========== ===========

                  See accompanying notes to financial statements
                                       F-6







                              COPPER CORPORATION
                        (A Development Stage Company)

                        Notes to Financial Statements

Note A: Organization and summary of significant accounting policies

Organization

Copper Corporation (the "Company") was incorporated, by an affiliate, under the laws of Colorado on April 8, 1998 to engage in any lawful corporate undertaking. The Company is a development stage enterprise in accordance with Statement of Financial Accounting Standard (SFAS) No. 7 and is a "blank check" company. The Company's business plan is to evaluate, structure and complete a merger with, or acquisition of, a privately owned corporation.

The Company has been in the development stage since inception and has no revenue-producing operations to date.

During the fiscal year ended April 30, 1999, Corporate Management Services, Inc. ("CMS"), an affiliate under common control, sold 230,000 shares of the Company's common stock in a private placement for $2,300. This private placement also included the offering of common shares in nineteen other affiliated corporations. Costs related to the offering, along with certain legal fees and general and administrative fees, were allocated to each of the twenty companies participating in the offering. The Company's pro rata one-twentieth share of the costs and expenses were deducted from the gross proceeds from the sale of the Company's common shares. As of April 30, 2001, CMS owed the Company $1,776 consisting of $1,660 in net proceeds remaining from the offering and $116 of interest income generated from an interest-bearing bank account. As of July 31, 2001, CMS owed the Company $1,276 (unaudited) consisting of $1,160 (unaudited) in net proceeds remaining from the offering and $116 (unaudited) of interest income generated from an interest-bearing bank account.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company is a development stage company with no cash as of April 30, 2001 and losses of $6,096 since inception. These factors, among others, may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and ultimately to attain profitability. The Company intends to seek additional funding through shareholder advances and equity offerings to fund its business plan. There is no assurance that the Company will be successful in acquiring advances or raising additional funds.

Summary of significant accounting policies

Cash and equivalents

All cash transactions from inception through April 30, 2001 were conducted in CMS's bank account. Such transactions were recorded on the Company's books through an "intercompany account."



                                       F-7



                              COPPER CORPORATION
                        (A Development Stage Company)

                        Notes to Financial Statements

Fair value of financial instruments

The Company has determined, based on available market information and appropriate valuation methodologies, the fair values of its financial instruments approximate carrying values. The carrying amounts of receivables and current liabilities approximate fair value due to the short-term maturity of the instruments.

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company reports income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires the liability method in accounting for income taxes. Deferred tax assets and liabilities arise from the difference between the tax basis of an asset or liability and its reported amount on the financial statements. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under currently enacted law. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period plus or minus the change during the period in the deferred tax assets and liabilities.

Earnings (loss) per common share

Basic earnings per share is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

At April 30, 2001 and July 31, 2001 (unaudited), there was no variance between basic and diluted loss per share as there were no potentially dilutive common shares outstanding.

Organization costs

Costs related to the organization of the Company have been expensed as incurred.

Fiscal year

The Company operates on a fiscal year ending April 30.



                                       F-8



                              COPPER CORPORATION
                        (A Development Stage Company)

                        Notes to Financial Statements

Stock-based compensation

SFAS No. 123, "Accounting for Stock-Based Compensation" permits the use of either a "fair value based method" or the "intrinsic value method" defined in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) to account for stock-based compensation arrangements.

Companies that elect to use the method provided in APB 25 are required to disclose pro forma net income and pro forma earnings per share information that would have resulted from the use of the fair value based method. The Company has elected to continue to determine the value of stock-based compensation arrangements with employees under the provisions of APB 25. No pro forma disclosures have been included with the accompanying financial statements as there was no pro forma effect to the Company's net loss or net loss per share.

Note B: Related party transactions

CMS organized the Company in exchange for 1,00,000 shares of the Company's common stock. The common stock was valued at $500 by the Company's Board of Directors.

CMS provided free office space to the Company, on an as needed basis, for all periods presented in the accompanying financial statements. The Company's Board of Directors valued this free service at approximately $100 per month, based on prevailing local market rates. The accompanying financial statements include a charge to rent expense and a credit to paid-in capital of $1,200, $1,200, and $3,700, respectively, for the years ended April 30, 2001 and 2000, and the period from April 8, 1998 (inception) through April 30, 2001. The accompanying financial statements also include a charge to rent expense and a credit to paid-in capital of $300 (unaudited), $300 (unaudited), and $4,000 (unaudited), respectively, for the three months ended July 31, 2001 and 2000, and the period from April 8, 1998 (inception) through July 31, 2001.

Note C: Income taxes

A reconciliation of U.S. statutory federal income tax rate to the effective rate is as follows:

                        For the Years Ended     For the Three Months Ended
                             April 30,                    July 31,
                      ------------------------- ------------------------------
                          2001         2000         2001              2000
                      ------------ ------------ ------------      ------------
                                                 (Unaudited)       (Unaudited)
U.S. statutory
  federal rate.....        15.00%       15.00%       15.00%            15.00%
State income tax rate,
  net of federal
  benefit..........         4.04%        4.04%        4.04%             4.04%
Contributed rent...        -8.48%      -17.36%       -8.65%           -19.04%
Net operating loss (NOL)
  for which no tax
  benefit is currently
  available........       -10.56%       -1.68%      -10.39%             0.00%
                      ------------------------- ------------------------------
                            0.00%        0.00%        0.00%             0.00%
                      ============ ============ ============      ============

At April 30, 2001, deferred taxes consisted of a net tax asset of $456, due to operating loss carryforwards of $6,096, which was fully allowed for, in the valuation allowance of $456. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The changes in the valuation allowance for the years ended April 30, 2001 and 2000 and from April 8, 1998 (inception) through April 30, 2001 were $285, $22 and $456, respectively. Net operating loss carryforwards will expire through 2021.



                                       F-9



                              COPPER CORPORATION
                        (A Development Stage Company)

                        Notes to Financial Statements

At July 31, 2001, deferred taxes consisted of a net tax asset of $504 (unaudited), due to operating loss carryforwards of $6,646 (unaudited), which was fully allowed for, in the valuation allowance of $504 (unaudited). The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The changes in the valuation allowance for the three months ended July 31, 2001 and 2000 and from April 8, 1998 (inception) through July 31, 2001 were $48, $-0- and $504, respectively. Net operating loss carryforwards will expire through 2021.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change, as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation which could reduce or defer the utilization of those losses.

Note D: Shareholders' equity

The Company's preferred stock may be issued in series as determined by the Board of Directors. As required by law, each series must designate the number of share in the series and each share of a series must have identical rights of (1) dividend, (2) redemption, (3) rights in liquidation, (4) sinking fund provisions for the redemption of the share, (5) terms of conversion and (6) voting rights.



                                       F-10



                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

EXHIBIT NUMBER        DESCRIPTION

    (2)               Articles of Incorporation and By-laws:
    2.1               Articles of Incorporation
    2.2               By-laws
    ____

    *  filed herewith.



                                       23



                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   Copper Corporation



                                   By:  /s/ George G. Andrews
                                        -------------------------------
                                        George G. Andrews, President



                                       24